September 23, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Elena Stojic, Esq.

VIA EDGAR

Re:	Registrant:	Loomis Sayles Funds II
	File No.:	811- 06241
	Filing Type:	Form N-1A

Dear Ms. Stojic:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by WebEx on September 1, 2020, regarding the post-effective amendment to the Loomis Sayles Funds II (the "Registrant") registration statement on Form N-1A for the Loomis Sayles Credit Income Fund (the "Fund"), which was filed with the Commission on July 17, 2020 (the "Registration Statement"). For your convenience, we have summarized each comment below, followed by the Registrant's response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on September 30, 2020.

Prospectus

1.Comment. Please confirm the fee waiver disclosed in footnote two to the "Annual Fund Operating Expenses" table will be in place for one year after the date the Registration Statement becomes effective.

Response. The Registrant confirms that the waiver will be in place for one year after date of effectiveness.

2.Comment. Please provide the Staff with completed "Shareholder Fees" and "Annual Fund Operating Expenses" tables and a completed "Expense Example" table before the effective date of the Registration Statement.

Response. Below, please find the completed "Shareholder Fees" and "Annual Fund Operating Expenses" tables and the completed expense example:

Shareholder Fees
(fees paid directly from your investment)	Class A	Class C	Class N	Class Y
Maximum sales charge (load) imposed on purchases
(as a percentage of offering price)	4.25%	None	None	None
Maximum deferred sales charge (load) (as a percentage of
original purchase
price or redemption proceeds, as applicable)	None1	1.00%	None	None
Redemption fees	None	None	None	None

1A 1.00% contingent deferred sales charge ("CDSC") may apply to certain purchases of Class A shares of $1,000,000 or more that are redeemed within eighteen months of the date of purchase.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value

of your investment)	Class A	Class C	Class N	Class Y
Management fees	0.42%	0.42%	0.42%	0.42%
Distribution and/or service (12b-1) fees	0.25%	1.00%	0.00%	0.00%
Other expenses1	0.69%	0.69%	1.00%	0.69%
Total annual fund operating expenses	1.36%	2.11%	1.42%	1.11%
Fee waiver and/or expense reimbursement2,3	0.54%	0.54%	0.90%	0.54%
Total annual fund operating expenses after fee waiver and/or
expense reimbursement	0.82%	1.57%	0.52%	0.57%

1

2

3

Other expenses are estimated for the current fiscal year.

Loomis, Sayles & Company, L.P. ("Loomis Sayles" or the "Adviser") has given a binding contractual undertaking to the Fund to limit the amount of the Fund's total annual fund operating expenses to 0.82%, 1.57%, 0.52% and 0.57% of the Fund's average daily net assets for Class A, C, N and Y shares, respectively, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through January 31, 2022 and may be terminated before then only with the consent of the Fund's Board of Trustees. The Adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below the applicable expense limitations for Class A, C, N and Y shares. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

Natixis Advisors, L.P. ("Natixis Advisors") has given a binding contractual undertaking to the Fund to reimburse any and all transfer agency expenses for Class N shares. This undertaking is in effect through January 31, 2022 and may be terminated before then only with the consent of the Fund's Board of Trustees.

Example
If shares are redeemed:	1 year	3 years
Class A	$505	$768
Class C	$260	$590
Class N	$53	$328
Class Y	$58	$280
If shares are not redeemed:	1 year	3 years
Class C	$160	$590

3.Comment. The "Principal Investment Strategies" section of the prospectus states that under normal market conditions, the Fund will "invest at least 80% of its net assets (plus any borrowings made for investment purposes) in fixed-income securities (for example, bonds and other investments that Loomis Sayles believes have similar economic characteristics, such as notes, debentures and loans)." The 80% test is an asset based test, not an exposure test. If derivatives are included they must be valued on a mark to market basis (i.e., the current market price of the derivative). If the derivatives are over the counter, they must be fair valued. Such disclosure need not be included in the information provided in response to Item 4 of Form N-1A.

Response. The Registrant confirms that for purposes of the Fund's 80% test all exchange traded derivatives will be valued on a mark to market basis and all over the counter derivatives will be fair valued.

4.Comment. Please disclose the lowest grade security in which the Fund will invest. Such disclosure need not be included in the information provided in response to Item 4 of Form N-1A.

Response. In response to this comment the Registrant has added the following disclosure to the "Principal Investment Strategies" section of the prospectus:

"There is no minimum rating for the securities in which the Fund may invest."

5.Comment. Please state whether the Fund will invest in securities of any duration.

Response. In response to this comment the Registrant has added the following disclosure to the "Principal Investment Strategies" section of the prospectus:

"The Fund may invest in securities of any duration."

6.Comment. The seventh sentence of the fifth paragraph in the "Principal Investment Strategies" section of the prospectus states that Loomis Sayles analyzes the differences in yields of various fixed-income securities. Please ensure the Fund includes (in the parenthetical in this sentence) only those securities that the Fund will invest in principally. Please also include the relevant risk disclosure for each of these securities.

Response. The Registrant respectfully submits that the sentence referred to in the comment above accurately reflects the Adviser's investment process. The Adviser typically analyzes the spreads for all types of fixed income securities in an attempt to understand changes in general interest rates to help identify securities that it believes may produce attractive returns for the Fund.

7.Comment. If the Fund anticipates having significant holdings in Collateralized Loan Obligations ("CLOs") please disclose the risks of these types of investments as well as any heightened risks associated with any lower tranches the Fund may hold.

Consider adding separate "CLO Risk" disclosure. Disclose in the prospectus that it may take longer than seven days for leveraged loans to settle meaning that it may take the Fund significant time after it sells its investments to receive cash. Describe how the Fund will meet its short term liquidity needs that may arise under this lengthy settlement period.

Response. In response to this comment the Registrant has added the following disclosure to the "Principal Investment Risks" section of the prospectus:

Collateralized Loan Obligation ("CLO") Risk: Investments in CLOs involve risks in addition to the risks associated with investments in debt obligations and other fixed-income securities such as credit risk, interest rate risk, liquidity risk and market/issuer risk. The degree of such risk will generally correspond to the type of underlying assets and the specific tranche in which the Fund is invested. A CLO's performance is linked to the expertise of the CLO manager and its ability to manage the CLO's portfolio. Changes in the regulation of CLOs may adversely affect the value of the CLO investments held by the Fund. The tranche of the CLO held by the Fund may be subordinate to other classes of the CLO's debt. CLO debt is payable solely from the proceeds of the CLO's underlying assets and, therefore, if the income from the underlying loans is insufficient to make payments on one or more tranches of the CLO's debt, no other assets will be available for payment. CLO debt securities may be subject to redemption and the timing of redemptions may adversely affect the returns on CLO debt. The CLO manager may not find suitable assets in which to invest and the CLO manager's opportunities to invest may be limited.

8.Comment. Please identify the underlying assets of Asset Backed Securities and any related risks.

Response. In response to this comment the Registrant has revised the last paragraph of its "Principal Investment Strategy" disclosure as follows:

"The Fund may also invest in U.S. government securities, bank loans, collateralized loan obligations, ~~asset-backed securities,~~ convertible securities and securities issued pursuant to Rule 144A under the Securities Act of 1933 ("Rule 144A securities")."

9.Comment. We note that the Fund invests in convertible securities. If the Fund expects to invest in contingent convertible securities ("CoCos"), what additional disclosures are necessary? The type and location of disclosure will depend on the extent to which the Fund invests in CoCos and the investment characteristics of the CoCos (i.e., credit quality and conversion triggers). If CoCos are or will be a principal investment of the Fund, the Fund should provide a description and appropriate risk disclosure. Supplementally inform the Staff if the Fund will invest in CoCos significantly.

Response. The Fund will not invest in CoCos as a principal investment strategy. The Registrant has added the following disclosure to the "Investment Strategies and Risks" section in the statement of additional information:

Contingent Convertible Securities.

Contingent convertible securities ("CoCos") have no stated maturity, have fully discretionary coupons and are typically issued in the form of subordinated debt instruments. CoCos generally either convert into equity or have their principal written down upon the occurrence of certain triggering events ("triggers") which may be linked to the issuer's stock price, regulatory capital thresholds or regulatory actions relating to the issuer's continued viability, or other pre-specified events. As a result, an investment by the Fund in CoCos is subject to the risk that coupon (i.e., interest) payments may be cancelled by the issuer or a regulatory authority in order to help the issuer absorb losses. An investment by the Fund in CoCos is also subject to the risk that, in the event of the liquidation, dissolution or winding-up of an issuer prior to a trigger event, the Fund's rights and claims will generally rank junior to the claims of holders of the issuer's other debt obligations. In addition, if CoCos held by the Fund are converted into the issuer's underlying equity securities following a trigger event, the Fund's holding may be further subordinated due to the conversion from a debt to equity instrument. Further, the value of an investment in CoCos is unpredictable and will be influenced by many factors and risks, including interest rate risk, credit risk, market risk and liquidity risk. An investment by the Fund in CoCos may result in losses to the Fund.

10.Comment. With respect to the "Credit/Counterparty Risk" disclosure, please consider whether extension and prepayment risks would be appropriate given the Fund's investments.

Response. In response to this comment the Registrant has added the following disclosure to the "Principal Investment Risks" section of the prospectus:

"Prepayment and Extension Risk: Prepayment and extension risk is the risk that a bond or other security or investment might, in the case of prepayment risk, be called or otherwise converted, prepaid or redeemed before maturity and, in the case of extension risk, that the investment might not be called as expected. In the case of prepayment risk, if the investment is converted, prepaid or redeemed before maturity, the portfolio managers may not be able to invest the proceeds in other investments providing as high a level of income, resulting in a reduced yield to the Fund."

11.Comment. With respect to "Interest Rate Risk", it appears that some of the loans held by the Fund may pay interest based on LIBOR, which will be discontinued after 2021. Consider adding risk of discontinuance of LIBOR or explain why discontinuance is not a principal risk to the Fund.

Response. In response to this comment the Registrant has added the following disclosure to the "Principal Investment Risks" section of the prospectus:

"LIBOR Risk: LIBOR risk is the risk that the transition away from the London Interbank Offered Rate ("LIBOR") may lead to increased volatility and illiquidity in markets that are tied to LIBOR. LIBOR is a benchmark interest rate that is used extensively as a "reference rate" for financial instruments, including many corporate and municipal bonds, senior loans, asset-backed and mortgage-related securities, interest rate swaps and other derivatives. Additionally, the Fund may borrow money at rates that are based on LIBOR. In July 2017, the head of the United Kingdom Financial Conduct Authority, the agency that oversees LIBOR, announced that after 2021 it will cease its active encouragement of banks to provide the quotations needed to sustain LIBOR. That announcement suggests that LIBOR may cease to be published after that time. The transition away from LIBOR poses a number of other risks, including changed values of LIBOR-related investments and reduced effectiveness of hedging strategies, each of which may adversely affect the Fund's performance."

12.Comment. With respect to "Large Investor Risk", explain supplementally and in the disclosure how the Fund's potential to engage in frequent redemptions impacts its market timing policies, if at all.

Response. Natixis Investment Managers, in its capacity as the seed capital investor for the Fund will be the sole "Large Investor" at the launch of the Fund. As a result it is unlikely that the Fund would be forced to engage in frequent redemptions and would not impact its market timing policies.

13.Comment. Please confirm the Fund will not invest more than 15% of assets in illiquid securities.

Response. The Registrant confirms that the Fund will not invest more than 15% of its assets in illiquid securities, measured at the time the investment is made.

14.Comment. Disclosure for any principal investments related to derivatives should be tailored specifically to how the Fund is expected to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type.

Response. The Registrant believes that the derivatives disclosure in the "Principal Investment Strategies" section of the prospectus provides a sufficiently tailored description of the derivatives strategies that the Fund expects to use and anticipates will have a significant effect on its performance. That disclosure states the derivatives instruments in which the Fund expects to invest and the purposes for which those derivatives instruments are expected to be used. The disclosure states that "[t]he Fund may also invest in futures, forward contracts and swaps (including credit default swaps) for hedging and investment purposes." Similarly, the disclosure in the "Principal Investment Risks" section of the prospectus relating to derivatives is tailored to the derivatives in which the Fund expects to invest.

15.Comment. Clarify whether asset-backed securities and mortgage-backed securities in which the Fund invests will be agency or non-agency and provide related risk disclosure as appropriate.

Response. The Fund will not invest in asset-backed securities or mortgage-backed securities as a principal investment strategy (see response to Comment #8 above). Consequently. the Registrant respectfully submits that no additional disclosure is necessary.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Loomis Sayles Funds II

cc:Kirk D. Johnson, Esq. Michael G. Doherty, Esq. John M. Loder, Esq.